SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d- 1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                             INTERWORLD CORPORATION
                             ______________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    46114Q108
                                 _______________
                                 (CUSIP Number)


                                December 31, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          [ ] Rule 13d-1(b)
                          [ ] Rule 13d-1(c)
                          [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7


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                                  SCHEDULE 13G


CUSIP No. 46114Q108                                            Page 2 of 8 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 2,338,265
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,338,265
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,338,265 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    8.59%

12       Type of Reporting Person*

         IN

/1/ Position as of February 10, 2000.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 8 Pages



Item 1(a)         Name of Issuer:

                  InterWorld Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  395 Hudson Street, 16th Floor, New York, New York, 10104.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of Mr. George Soros ("Mr. Soros"). This statement relates to Shares (as defined herein) held in Mr. Soros' personal account and Shares held for the account of the Open Society Institute, a New York trust ("OSI"). Mr. Soros serves as a trustee of OSI.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

Item 2(c)         Citizenship:

                  Mr. Soros is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  46114Q108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 10, 2000, Mr. Soros may be deemed to be the beneficial owner of 2,338,265 Shares. This number consists of
                  (a) 107,265 Shares held for his personal account and (b) 2,231,000 Shares held for the account of OSI.


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                                                               Page 4 of 8 Pages



Item 4(b)         Percent of Class:

                  The number of shares of which Mr. Soros may be deemed to have been the beneficial owner constitutes approximately 8.59% of the total number of shares outstanding.

Item 4(c)         Number of shares as to which such person had:

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                   2,338,265

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      2,338,265

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  (ii) OSI has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  The inclusion of Shares held for the accounts of OSI shall not be an admission that Mr. Soros has or may be deemed to have had beneficial ownership of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

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                                                               Page 5 of 8 Pages


Item 10.          Certification:

                  By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 8 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    February 10, 2000              GEORGE SOROS



                                        By:      /S/ MICHAEL C. NEUS
                                                 -------------------------------
                                                 Michael C. Neus
                                                 Attorney-in-Fact





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                                                               Page 7 of 8 Pages


                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----

A.       Power of Attorney  dated  January 1, 1997 granted by Mr.
         George  Soros  in favor of Mr.  Sean C.  Warren  and Mr.
         Michael C. Neus.........................................              8